SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number 000-30786

                           NOTIFICATION OF LATE FILING

[ ] Form  10-K          [ ] Form  11-K          [ ] Form  20-F
[x] Form  10-Q          [ ] Form  N-SAR

                      For Period Ended: March 31, 2006

[ ] Transition  Report  on  Form  10-K    [ ] Transition  Report  on  Form  10-Q
[ ] Transition  Report  on  Form  20-F    [ ] Transition  Report  on  Form N-SAR


     For  the  Transition  Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant     Nighthawk Systems, Inc.
Former  name  if  applicable
Address of principal executive office   10715 Gulfdale, Ste. 200
City,  state  and  zip  code            San Antonio, Texas  78216

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant's quarterly report on Form 10-QSB could not be timely filed due to the executive officer of the Company and the Company's auditors not having sufficient time to complete their review process.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         H.  Douglas  Saathoff                      210           341-4811

             (Name)                            (Area  Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ] Yes  [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Nighthawk Systems, Inc.

                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15,  2006          By:  /s/    H. Douglas Saathoff
                                      -----------------
                                      Chief  Executive  Officer